Exhibit 99.2

Sequans Renesas Acquisition Conference Call

Operator:

Welcome to the Sequans conference call to discuss the Renesas tender offer announced earlier today. At this time, all participants are in a listen-only mode. Later, we will conduct a Question and Answer session. Instructions will be given at that time. As a reminder, this conference is being recorded.

I would now like to turn the call over to Kim Rogers of Hayden IR. Ms. Rogers, you may begin.

Thank you, [name],

And thank you to everyone participating in today’s call. Joining me on the call today from Sequans Communications are Georges Karam, Chairman, and Chief Executive Officer, and Deborah Choate, Chief Financial Officer. Before turning the call over to Georges, I would like to remind our participants of the following important information on behalf of Sequans.

Please note that Sequans issued a press release announcing a proposed acquisition by Renesas and their second quarter 2023 earnings press release this morning, which were posted to the Company’s website at www.sequans.com under the “Newsroom” section. A transcript of this call will also be posted to the Company’s Investor Relations website under the Webcasts and Presentations section.

Before we start, I would like to remind everyone that this conference call contains forward-looking statements, including statements regarding the proposed Renesas tender offer. All statements other than present and historical facts and conditions contained in this call including any statements regarding the proposed tender offer and acquisition by Renesas, our business strategy and plans, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended).

These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those projected or implied in the forward-looking statements.

More information on factors that could affect the proposed acquisition by Renesas, our business and financial results are included in our public filings made with the Securities and Exchange Commission.

And now, I would like to hand the call over to Georges Karam. Please go ahead, Georges.

Georges:

Thank you, Kim.

Good morning, everyone. Thank you for joining this conference call today. In a press release that was issued just before the start of this call, Renesas and Sequans jointly announced that the two companies have entered into a memorandum of understanding, or MoU, under which Renesas intends to commence a tender offer to acquire all outstanding ordinary shares of Sequans, including American Depositary Shares (ADS) of Sequans for $3.03 per ADS in cash. The transaction values Sequans at approximately $249 million, including net debt.

After completion of the required consultation with the French employee works council and our board has formally recommended the offer, Renesas will launch the tender offer. The target is for the transaction to close by the first quarter of 2024, subject to confirmation of tax treatment from relevant authorities, regulatory approvals and other customary closing conditions.

This is a significant development for our company, and we are extremely excited to join forces with Renesas, who has been a valued strategic partner for several years.

Combining with Renesas will allow us to leverage their worldwide sales and support organization to further boost design wins. And with the Sequans products under the Renesas umbrella, we will be better equipped to compete and grow our sales in Massive IoT and Broadband IoT markets.

Renesas is present in applications and regions that we have not been able to address. Combining with Renesas will expand our cellular IoT addressable market and revenue potential.

Through closer collaboration and integration of our IoT 5G/4G solutions with Renesas’ extensive LAN wireless offering, we can provide a truly comprehensive wireless connectivity portfolio. This, combined with Renesas’ rich MCU/MPU product family, will empower us to offer all the essential technologies needed for any IoT device and application.

Furthermore, integration with Renesas’ operations will provide us with production scale and access to unique wireless expertise, resulting in lower costs, improved operational margins and fostering further innovation.

For all these reasons, we believe that joining forces with Renesas will provide a richer offering to our customers and create synergies that lead to a faster and higher potential revenue ramp than Sequans could achieve on its own.

Sequans is experiencing strong momentum in design wins, expanding our partnerships, and diversifying our product offerings, positioning our business for long-term growth and success in the evolving market landscape.

Recently, we have gained four more projects in the metering segments, including two major ones. We continue to believe that we are heading to secure a presence in this space. Also, we strengthened our position in tracking device applications, specifically since the introduction of our Cat1 Calliope2 platform. We are projecting to have significant shipments of Calliope 2 next year as many design win projects are expected to ramp at the beginning of 2024. This is expected to add to our Cat-M Monarch 2 design-win projects moving to production this year, resulting in significant year-over-year growth.

With our 5G Taurus chip taped out, we are on track to begin sampling the solution in Q4. We have witnessed considerable engagement with prominent OEMs and ODMs and are currently finalizing our first alpha engagements. These developments demonstrate our commitment to delivering cutting-edge technology and fostering strong relationships with key industry players.

Our 5G strategic licensing partnership continues to develop well and expand. We continue to believe that this partnership will lead in the future to a royalty stream that can reach $10 million annually, as our partner has a strong presence in a few applications requiring 5G-NR technology

However, as rewarding and impressive as our accomplishments have been, the timeline to move design wins into production has been longer than we initially forecast, and additional investment is still required to fully bring the Taurus product to market. After extensive consideration and a comprehensive evaluation of all available financing options to remain an independent company, we concluded that entering into this MoU with Renesas is in the best interests of our shareholders.

Renesas provides valuable resources that can empower us to consistently deliver cutting-edge technology to the market over the long term. We firmly believe that this acquisition represents an outstanding outcome for our customers, partners, employees, and, ultimately, our shareholders.

The $249 million deal value takes into consideration the acquisition of all the outstanding ADS and in-the-money warrants, along with the repayment of approximately $60 million of our debt. This represents more than a 4X multiple of our trailing twelve-month sales.

This transaction is expected to close by the first quarter of 2024, depending on the timing of confirmation of tax treatment from relevant authorities, regulatory approvals and other customary closing conditions.

Completion of the tender offer will be subject to tenders of 90% of the outstanding share capital of Sequans on a fully diluted basis. We will provide additional information to our shareholders as the process evolves to ensure a transparent and informed decision-making process. The next step is the French requirement to consult with our employee works council. The works council has up to a month to provide their opinion, which will be considered by the board but is not binding on the board. The board will then decide whether to recommend that the offer be accepted; once the board has so voted, the tender offer process can begin.

The final step assuming tender by at least 90% of the shares will be a shareholder vote on a series of transactions that would result in Sequans structurally, but not operationally, redomiciling in Germany. Following the closing of the tender offer and completion of such transactions, any ordinary shares or ADSs not tendered would be ultimately transferred to Renesas under German squeeze-out rules for statutory compensation. In connection with these transactions, Sequans’ existing French activities, including assets, liabilities and employees, would be first transferred to a new wholly-owned French subsidiary of Sequans.

In conclusion, the decision to enter into an agreement with Renesas was carefully considered. Given the long-term prospects for the business, we believe this acquisition will unlock the company’s full potential and is the best course of action for all stakeholders.

I want to thank each of you for your continued support and dedication to Sequans. We will keep you updated on any significant developments throughout this process. I will now open the floor for any questions.

Operator, we are now ready to open the call for Q&A…

Post-Q&A comment from Georges:

Thank you again for joining the call today.

Following this call, Deborah and I are available until 10:30 am ET to take follow-on calls with our analysts. Afterward, for the remainder of the day, we are tied up with internal communications and making ourselves available for discussions with our customers and suppliers. However, tomorrow we can speak with investors if needed, and you can contact Kim Rogers, our IR consultant to schedule a call on Tuesday.

Important Additional Information and Where to Find It

In connection with the proposed acquisition of Sequans Communications S.A. (“Sequans”) by Renesas Electronics Corporation, a Japanese corporation (“Parent” or “Renesas”), Parent will commence, or will cause to be commenced, a tender offer for all of the outstanding ordinary shares, including American Depositary Shares of Sequans. The tender offer has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities of Sequans. It is also not a substitute for the tender offer materials that Parent or Renesas Electronics Europe GmbH, a direct wholly owned subsidiary of Parent (“Purchaser”) will file with the Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time that the tender offer is commenced, Parent and Purchaser will file tender offer materials on Schedule TO with the SEC, and Sequans will file a Solicitation/Recommendation Statement on Schedule 14D-9

with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND BE CONSIDERED BY SEQUANS’ SECURITYHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer materials and the solicitation/recommendation statement will be made available to Sequans’ investors and security holders free of charge. A free copy of the tender offer materials and the solicitation/recommendation statement will also be made available to all of Sequans’ investors and security holders by contacting Sequans at ir@sequans.com, or by visiting Sequans’ website (www.sequans.com). In addition, the tender offer materials and the solicitation/recommendation statement (and all other documents filed by Sequans with the SEC) will be available at no charge on the SEC’s website (www.sec.gov) upon filing with the SEC. SEQUANS’ INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE TENDER OFFER MATERIALS AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED BY PARENT OR SEQUANS WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER. THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER, PARENT AND SEQUANS.

Cautionary note regarding forward-looking statements

This announcement may contain certain statements that are, or may be deemed to be, forward-looking statements with respect to the financial condition, results of operations and business of Renesas and/or Sequans and/or the combined group following completion of the transaction and certain plans and objectives of Renesas with respect thereto. These forward-looking statements include, but are not limited to, statements regarding the satisfaction of conditions to the completion of the proposed transaction and the expected completion of the proposed transaction, the timing and benefits thereof, as well as other statements that are not historical fact. These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements also often use words such as “anticipate,” “target,” ”continue,” “estimate,” “expect,” ‘‘forecast,” “intend,” “may,” “plan,” “goal,” “believe,” “hope,” “aims,” “continue,” “could,” “project,” “should,” “will” or other words of similar meaning. These statements are based on assumptions and assessments made by Renesas and/or Sequans (as applicable) in light of their experience and perception of historical trends, current conditions, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this announcement could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct and you are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this announcement.

Forward-looking statements are not guarantees of future performance. Such forward-looking statements involve known and unknown risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Such risks and uncertainties include, but are not limited to, the potential failure to satisfy conditions to the completion of the proposed transaction due to the failure to receive a sufficient number of tendered shares in the tender offer; the failure to obtain necessary regulatory or other approvals; the outcome of legal proceedings that may be instituted against Sequans and/or others relating to the transaction; the possibility that competing offers will be made; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; significant or unexpected costs, charges or expenses resulting from the proposed transaction; and negative effects of this announcement or the consummation of the proposed acquisition on the market price of Sequans’ ADS and ordinary shares. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business and competitive environments, market and regulatory forces, future exchange and interest rates, changes in tax rates and future business combinations or dispositions. If any one or more of these risks or uncertainties materializes or if any one or more of the assumptions prove incorrect, actual results may differ materially from those expected, estimated or projected. Such forward looking statements should therefore be construed in the light of such factors. A more complete description of these and other material risks can be found in Sequans’ filings with the SEC, including its annual report on Form 20-F for the year ended December 31, 2022, subsequent filings on Form 6-K and other documents that may be filed from time to time with the SEC, as well as, the Schedule TO and related tender offer documents to be filed by Parent and Purchaser and the Schedule 14D-9 to be filed by Sequans. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this announcement. Neither Renesas nor Sequans undertakes any obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by applicable law.

No member of the Renesas group or the Sequans group nor any of their respective associates, directors, officers, employers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur.

Except as expressly provided in this announcement, no forward-looking or other statements have been reviewed by the auditors of the Renesas group or the Sequans group. All subsequent oral or written forward-looking statements attributable to any member of the Renesas group or the Sequans group, or any of their respective associates, directors, officers, employers or advisers, are expressly qualified in their entirety by the cautionary statement above.

8